Exhibit (d)(2)
FORM OF
OPTION AWARD AGREEMENT
     THIS OPTION AWARD AGREEMENT (this “Agreement”) is entered into by and between Crosstex Energy GP, LLC, a Delaware limited liability company (the “Company”), and ___(“Participant”).
WITNESSETH:
     WHEREAS, the Crosstex Energy GP, LLC Long-Term Incentive Plan (as it may be amended and restated from time to time, the “Plan”) was adopted by the Company for the benefit of certain employees and non-employee directors of the Company and its Affiliates; and
     WHEREAS, Participant is eligible to participate in the Plan and the Committee has authorized the grant to Participant of an option to purchase common units representing limited partner interests (“Units”) of Crosstex Energy, L.P., a Delaware limited partnership, pursuant to the Plan and upon the terms set forth herein;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Company and Participant hereby agree as follows:
     1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Plan.
     2. Grant of Option. Subject to the terms, conditions and provisions of the Plan and those hereinafter set forth, the Company hereby grants to Participant an option (the “Option”) to purchase Units pursuant to the following terms:

(a) Option Grant Number:	_

(b) Option Exercise Price per Unit:	_

(c) Number of Option Units Granted:	_

(d) Date of Grant	_

(e) Vesting Commencement Date:	_
     3. Vesting. The Option shall vest over a period of time and Units subject to the Option shall become purchasable in installments in accordance with the following schedule:
          (a) fifty percent (50%) of such Units (if a fractional number, then the next lower whole number) shall become purchasable, in whole at any time or in part from time to time, on the first anniversary of the Vesting Commencement Date, if Participant is in the continuous service of the Company or its Affiliates until such vesting date; and
          (b) the remaining portion of such Units (if a fractional number, then the next lower whole number) shall become purchasable, in whole at any time or in part from time to time, on the second anniversary of the Vesting Commencement Date, if Participant is in the continuous service of the Company or its Affiliates until such vesting date.

          (c) Notwithstanding the foregoing, the Option shall become fully vested on the occurrence of a Change in Control or a Qualifying Termination (defined below).
          (d) To the extent Participant does not purchase all or any part of the Units at the times the Option becomes exercisable, Participant has the right cumulatively thereafter to purchase any Units not so purchased and such right shall continue, subject to the provisions of Section 7, until the Option terminates or expires.
     4. Exercise of Option.
          (a) To the extent vested, the Option may be exercised from time to time by a notice in writing of such exercise referencing the Option Grant Number and the number of Option Units being exercised. Such notice shall be delivered or mailed to the Company at its corporate offices in Dallas, Texas, as follows:
Crosstex Energy GP, LLC
2501 Cedar Springs, Suite 100
Dallas, Texas 75201
          (b) An election to exercise shall be irrevocable. Subject to subsection (c) hereof, the date of exercise shall be the date the notice is received by the Company or the Company’s representative, whichever is applicable. If the date of exercise is on a day on which the Nasdaq Global Select Market is generally closed for trading, the exercise date shall be deemed to be the next date on which the Nasdaq Global Select Market is generally open for trading.
          (c) An election to exercise the Option, in whole or in part, shall be accompanied by the tender of the full exercise price of the portion of the Option (rounded to the nearest whole cent) for which the election is made. Payment of the purchase price may be made in cash or a check acceptable to the Company or, with the consent of the Committee and to the extent not otherwise prohibited by applicable law, a “cashless-broker” procedure approved by the Company or already owned Units that have been held by the Participant unrestricted for at least six months. However, no exercise shall be effective until Participant shall have made arrangements acceptable to the Company to satisfy all applicable tax withholding requirements, if any, with respect to such exercise.
     5. Termination of Option. Unless terminated earlier pursuant to the terms and conditions of this Agreement or the Plan, the Option shall terminate upon the first to occur of (i) the tenth anniversary of the Vesting Commencement Date or the Grant Date, whichever is earlier (the “Expiration Date”), or (ii) the date on which Participant purchases, or in writing surrenders his right to purchase, all Units or other securities then subject to the Option.
     6. Restriction on Transfer of Option. Except as otherwise approved in writing by the Committee, the Option may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered, except by will or by the laws of descent and distribution. Any attempted transfer of the Option in violation of this provision shall be void and of no effect whatsoever. Notwithstanding the foregoing, Participant may, with the prior written consent of the Committee, transfer the Option, without consideration, to immediate family members or related family trusts, limited partnerships or similar entities.
     7. Termination of Participant’s Employment or Service.

          (a) In the event Participant’s employment or service with the Company and its Affiliates is terminated prior to the Expiration Date for any reason other than a Qualifying Termination (defined below), unless the Committee, in its sole discretion, agrees to extend the terms of the Option, the Option shall automatically be forfeited and canceled as to any unexercised portion: (i) if such termination is for Cause (defined below), on the date of such termination of employment, and (ii) in all other cases, thirty (30) days after the date of such termination.
          (b) In the event of a Qualifying Termination (defined below), the Option may be exercised at any time before the Expiration Date by: (i) Participant; (ii) the personal representative of Participant’s estate or the person who acquires the Option by will or the laws of descent and distribution in the event of Participant’s death; or (iii) Participant’s legal guardian in the event one is appointed as a result of Participant’s disability.
          (c) Nothing in this Agreement shall confer upon Participant any right to continue in the employ or service of the Company or its Affiliates, nor shall this Agreement interfere in any manner with the right of the Company or its Affiliates to terminate the employment or service of Participant with or without cause at any time.
“Cause” means (i) Participant has failed to perform the duties assigned to him and such failure has continued for thirty (30) days following delivery by the Company of written notice to Participant of such failure, (ii) Participant has been convicted of a felony or misdemeanor involving moral turpitude, (iii) Participant has engaged in acts or omissions against the Company or an Affiliate constituting dishonesty, breach of fiduciary obligation, or intentional wrongdoing or misfeasance, (iv) Participant has acted intentionally or in bad faith in a manner that results in a material detriment to the assets, business or prospects of the Company or an Affiliate, or (v) Participant has breached any obligation under this Agreement.
“Qualifying Termination” means Participant’s employment or service with the Company or its Affiliates is terminated as a result of Participant’s (i) death, (ii) becoming disabled and qualified to receive benefits under the Company’s long-term disability plan or (iii) retirement with the approval of the Committee on or after reaching age 60.
     8. Compliance With Law. Notwithstanding any other provision of this Agreement, Participant agrees that Participant will not exercise the Option, and the Company shall not be obligated to deliver to Participant any Units, if counsel to the Company determines such exercise or delivery would violate any law or regulation of any governmental authority or agreement between the Company and the Nasdaq National Market or any national securities exchange upon which the Units are listed.
     9. Option Subject to Plan. The Option is subject to the terms and conditions of the Plan. In the event of a conflict between the terms of this Agreement and the Plan, the Plan shall be the controlling document.
     10. Rights as a Unitholder. Participant shall have no rights as a unitholder of the Partnership with respect to any Units covered by the Option until the exercise of the Option and payment of the exercise price and applicable taxes.
     11. Additional Documents. The Company and Participant will, upon request of the other party, promptly execute and deliver all additional documents, and take all such further action, reasonably deemed by such party to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Units pursuant to this Agreement.

     12. Entirety and Modification. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, between such parties relating to such subject matter. No modification, alteration, amendment or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by the party against whom it is sought to be enforced.
     13. Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible, and such provision shall be deemed inoperative to the extent it is unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.
     14. Gender. Words used in this Agreement which refer to Participant and denote the male gender shall also be deemed to include the female gender or the neuter gender when appropriate.
     15. Headings. The headings of the various sections and subsections of this Agreement have been inserted for convenient reference only and shall not be construed to enlarge, diminish or otherwise change the express provisions hereof.
     16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law).
     17. Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.
     IN WITNESS WHEREOF, this Agreement has been executed effective as of the Date of Grant.

CROSSTEX ENERGY GP, LLC Barry E. Davis President and Chief Executive Officer

PARTICIPANT:
Name:

YOU MUST ACCEPT THIS GRANT AND THE TERMS OF THIS AGREEMENT IN ORDER TO RECEIVE THE OPTION. TO ACCEPT THIS GRANT, COMPLETE THE GRANT ACCEPTANCE FORM AT THE WEBSITE OF SOLIUM: (www.solium.com).